Exhibit 99.1

MINEFINDERS CORPORATION LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual Meeting of Shareholders (the “Meeting”) of Minefinders Corporation Ltd. (the “Company”) will be held on Wednesday, May 19, 2010 at the Renaissance Vancouver Hotel Harbourside, 1133 West Hastings Street, Vancouver, British Columbia, Canada, at 2:30 in the afternoon for the following purposes:

1.	To receive the annual financial statements of the Company for its financial year ended December 31, 2009 and the auditors’ report thereon;

2.	To elect directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Accountants, as the Company’s auditors for the ensuing financial year and to authorize the directors to set the auditors’ remuneration; and

4.	To transact such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of business on March 23, 2010 will be entitled to notice of, and to vote at, the Meeting.

The Board of Directors has by resolution fixed 6:00 in the afternoon (Eastern daylight time) on Monday, May 17, 2010 as the time by which proxies to be used or acted upon at the Meeting shall be deposited with the Company’s transfer agent.

DATED at Vancouver, British Columbia, this 3rd day of March, 2010.

BY ORDER OF THE BOARD

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

NOTE:	If you are unable to attend in person, please complete, date, sign and return the enclosed form of proxy.